UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2009

GRUPO AEROPORTUARIO DEL PACIFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO ANNOUNCES
CREDIT CONTRACT DETAILS FOR SOME OF ITS AIRPORTS

Guadalajara, Jalisco, Mexico – December 10, 2009 - Grupo Aeroportuario del Pacifico, S.A.B. de C.V. (NYSE:  PAC; BMV:  GAP) (“the Company” or “GAP”) announced today that the Company has obtained an additional credit line for the Guadalajara, Puerto Vallarta, Hermosillo and Guanajuato airports for a total amount of Ps. 651.4 million.

The amount mentioned above will be allocated to finance the remaining 2009 capital investment programs, as well as the expected 2010 capital investments. The credit will be exercised per the dates and amounts mentioned below:

(Amounts in millions of pesos)
Airport	Amount exercised as of December 10, 2009	Amount exercised no later than February 28, 2010 (Tranche B)	Total
(Tranche A)
Guadalajara	Ps. 97.0	Ps. 246.1	Ps. 343.1
Puerto Vallarta	Ps. 0.0	Ps. 168.5	Ps. 168.5
Hermosillo	Ps. 19.8	Ps. 44.0	Ps. 63.8
Guanajuato	Ps. 27.0	Ps. 49.0	Ps. 76.0
TOTAL	Ps. 143.8	Ps. 507.6	Ps. 651.4

The total amount will be financed in equal amounts of Ps. 325.7 million for each of the financial institutions, Banamex and HSBC.

The main terms of the credit contracts are as follows:

Credit Maturity:
Tranche A:	Seven (7) years beginning on exercised date.
Tranche B:	Seven (7) years beginning on exercised date.

Credit Usage:	Financing for capital investments.

       For further information please visit: www.aeropuertosgap.com.mx or contact us:

In Mexico	In the U. S.
Miguel Aliaga, Investor Relations Officer	Maria Barona / Peter Majeski
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01 (333) 8801100 ext 216	Tel: 212 406 3690
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

Amortization of principal and interest payments:	Twenty-eight (28) equal quarterly and consecutive payments beginning three (3) months after the exercise date. Capital and interest payable on the same dates.

Commission Structure:	135.0 basis points for Banamex and 128.0 basis points for HSBC during the 2009 period and 128.0 basis points for both banks during the 2010 period, over the amounts to be exercised.

Cost of Fund Commitment:	25 annual basis points for Citigroup and 50 basis points for HSBC to be paid quarterly for the amount not exercised of the total amount contracted.

Interest Period:	Quarterly.

Guarantees:	Without guarantees (the airports are guarantors for each other).

Financial Obligations

Applicable to all airports:

1.	Airports must maintain per the calculation described herein a Total Debt to EBITDA ratio below 2.5 to 1;
2.	Airports must maintain an EBITDA to Gross Interest Cost above 4.0 to 1;
3.	Airports must maintain a Shareholders’ Equity to Total Debt ratio below 3.0 to 1.

For each of the Financial Obligation calculations, the EBITDA and Gross Interest Cost of each airport and its subsidiaries on a consolidated basis will be utilized for the previous four quarters from the calculation date.

It is worth mentioning that to date, the outstanding payment for the Banamex loan signed in September 2007 totaled Ps. 906.2 million. Additionally, the Company has made timely payments for all capital and interest, as well as with the remainder of the agreed upon obligations.

***

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements.  These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results.  The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements.  Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements.  Such statements reflect the current views of management and are subject to a number of risks and uncertainties.  There is no guarantee that the expected events, trends or results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: December 11, 2009